Supplement dated September 4, 2026, to the Annual Notice dated May 1, 2026, for Protective Dimensions II Variable Annuity and Protective Dimensions III Variable Annuity contracts issued by Protective Life Insurance Company

Protective Variable Annuity Separate Account

Supplement dated September 4, 2026, to the Annual Notice dated May 1, 2026,

for Protective Variable Annuity NY B, C, & L Series (issued before July 15, 2013) and

Protective Variable Annuity NY B, C, & L Series (issued on or after July 15, 2013) contracts issued by Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus or by calling 1-800-456-6330.

The Sub-Adviser Research Affiliates LLC in the "APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT" section of the Annual Notice for the PIMCO VIT All Asset Portfolio is hereby deleted and replaced with Syzygy Asset Management.

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-456-6330. Please keep this Supplement for future reference.